Exhibit Index Appears
on Page 3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002


JUN 25 2003

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to _______

Commission file number 001-15323

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank One Corporation Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANK ONE CORPORATION
1 Bank One Plaza
Chicago, Illinois 60670

Item 4.

The audited financial statements as of December 31, 2002 and 2001 of the Bank One Corporation Savings and Investment Plan ("Plan"), together with the report of the Plan's certified public accountants, all prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are set forth herein starting on page 6.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK ONE CORPORATION
SAVINGS AND INVESTMENT PLAN,

Date: June 6, 2003

By: Donald A Hoy
Donald A. Hoy
On behalf of the Retirement Committee,
BANK ONE CORPORATION

EXHIBIT INDEX

The audited financial statements as of December 31, 2002 and 2001 of the Bank One Corporation Savings and Investment Plan (the "Plan"), together with the report of the Plan's certified public accountants, all prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are set forth herein starting on page 6.

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

Exhibit A

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Bank One Corporation Savings and Investment Plan:

As independent public accountants, we hereby consent to the incorporation of our report dated April 11, 2003, included as part of the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 2002, into the previously-filed Form S-8 Registration Statement Nos. 333-60313 and 333-60336 and 333-102830 of BANK ONE CORPORATION, and all amendments to such registration statements.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 18, 2003

EXHIBIT B

I hereby certify that this Form 11-K, containing Bank One Corporation Savings and Investment Plan's consolidated financial statements for the year ended December 31, 2002, fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934, and the information contained in this Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 18, 2003



By: ______________________
Donald A. Hoy
Secretary of Retirement Committee,
Plan Administrator of Bank One
Corporation Savings and Investment
Plan

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

TOGETHER WITH AUDITOR'S REPORT



W P
M

WASHINGTON, PITTMAN & McKEEVER, LLC
Certified Public Accountants and Management Consultants

819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605
(312) 786-0330

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

DECEMBER 31, 2002 AND 2001

INDEX TO FINANCIAL STATEMENTS

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

INDEPENDENT AUDITOR'S REPORT

To The Retirement Committee
Bank One Corporation Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the **Bank One Corporation Savings and Investment Plan** (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions as of and for the year ended December 31, 2002, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
April 11, 2003

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Investments, at fair value - (Notes 1, 2, 3 and 4):		
Bank One Corporation common stock	$ 1,100,984,336	$ 1,214,387,476
Other common stock	485,505	724,586
Shares of registered investment companies	1,525,584,040	1,759,722,778
	2,627,053,881	2,974,834,840
Participants' loans	110,114,482	111,964,703
Total Investments	2,737,168,363	3,086,799,543
Cash and cash equivalents	314,796	992,740
Receivables:		
Employer contributions receivable	11,118,908	13,715,974
Employee contributions receivable	-	3,639,543
Loan payments receivable	-	918,062
Accrued dividends	6,288,154	6,588,857
Accrued interest	1,430	1,292
Due from broker	520,629	2,820,113
Due from service provider	4,585,603	-
Total Receivables	22,514,724	27,683,841
Total Assets	2,759,997,883	3,115,476,124
LIABILITIES		
Due to broker	4,832,874	121,271
Due to service provider	520,629	-
Total Liabilities	5,353,503	121,271
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,754,644,380	$ 3,115,354,853

See accompanying notes to financial statements

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS TO NET ASSETS		
Investment Income:		
Dividends on Bank One Corporation common stock	$ 25,567,094	$ 26,640,137
Income from investments in mutual funds	22,828,736	52,432,462
Income from participants' loans	7,361,595	7,999,389
Total Investment Income	55,757,425	87,071,988
Net realized loss on investments	(161,850,497)	(37,786,078)
Net unrealized loss in fair value of investments	(201,272,271)	(170,379,218)
Net depreciation in fair value of investments - (Note 3)	(363,122,768)	(208,165,296)
Contributions:		
Participants	159,357,858	166,645,382
Employer	92,133,175	90,078,926
Rollover accounts	19,841,562	23,433,618
Total Contributions	271,332,595	280,157,926
Total Additions	(36,032,748)	159,064,618
DEDUCTIONS FROM NET ASSETS		
Distributions to participants	324,396,725	315,773,190
Dividend distributions	-	15,424,556
Total Distributions	324,396,725	331,197,746
Administrative Expense	281,000	226,500
Total Deductions	324,677,725	331,424,246
Net Change	(360,710,473)	(172,359,628)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of Year	3,115,354,853	3,287,714,481
END OF YEAR	$2,754,644,380	$3,115,354,853

See accompanying notes to financial statements

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Bank One Corporation Savings and Investment Plan (the "Plan") is provided for general information purposes only. Reference should be made to the Plan document for complete information.

General

The Plan was first established as a profit sharing plan. On October 2, 1998, First Chicago NBD Corporation ("FCNBD") was merged with Banc One Corporation and the name of the merged organization is Bank One Corporation (the "Corporation"). Effective December 31, 1999, the Corporation approved the mergers of the Banc One Security Savings Plan and the First USA Retirement Savings Plan with and into the Plan. As a result of the mergers, the Plan was amended and restated effective January 1, 2000, as a successor Plan, the name of which is the Bank One Corporation Savings and Investment Plan.

The purpose of the Plan is to encourage long-term savings by employees, to assist them in meeting major financial needs, and supplementing retirement benefits. The Plan covers eligible employees of the Corporation and its designated subsidiaries, affiliates and related companies (each an "Employer").

The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the "Code") and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Retirement Committee of the Corporation (as the successor to the Retirement Committee of FCNBD) ("Committee"). Bank One Trust Company, N.A. is the Plan Trustee and Putnam Fiduciary Trust Company is the Recordkeeper. A description of the significant features of the Plan follows.

Eligibility

All U. S. based salaried (including commissioned) and hourly employees of an Employer who have completed six months of employment are eligible to participate in the Plan. Participation in the Plan is voluntary. Employees are 100% vested in their contributions to their account balance upon entrance into the Plan. There were 90,910 and 89,913 total participants in the Plan at December 31, 2002 and 2001, respectively.

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Contributions

Participants may enter into pay reduction arrangements under which the Employer will reduce a participant's eligible before-tax pay (Before-tax Contributions) by an amount elected by the participant and contribute the amount of such reductions to the Plan on behalf of the participant. Participants may elect to reduce their before-tax pay by any whole percentage up to a maximum of 15%, provided that the amount of a participant's Before-tax Contributions in a "Plan year" do not exceed the maximum amount determined under Section 402(g) of the Code.

The matching contribution rate is 100% on the first 3% of Before-tax Contributions and 50% on the next 2% of Before-tax Contributions. On and after January 1, 2001, all matching contributions are invested in Bank One Corporation common stock and are required to remain so invested until a participant reaches age 55. At age 55, a participant may elect to move the matching contribution into other investments offered within the Plan. Previously, matching contributions were not subject to this investment restriction. There are no matching contributions made on Before-tax Contributions in excess of 5% of the participant's eligible pay. Employees earning in excess of $250,000 annually are not eligible to receive Bank One matching contributions. Matching contributions are subject to a three-year vesting requirement.

An Employer can, from time to time, in its sole discretion, make additional contributions to the Plan for the benefit of certain eligible employees. Such contributions are referred to as "Employer Discretionary Contributions." The Employer is under no obligation to make Employer Discretionary Contributions for any Plan year. An Employer Discretionary Contribution for 2002 was made in the amount of $300 for each active employee in salary band 4 or below who had been continuously employed for at least one full calendar year as of December 31, 2002. An Employer Discretionary Contribution of $300 was similarly made for 2001. These contributions were invested in Bank One common stock and must remain so invested until the participant reaches age 55. Employer Discretionary Contributions are subject to a three-year vesting requirement.

Effective on the June 7, 2002 payroll, the Plan began allowing certain eligible participants to make before-tax "catch-up contributions", as defined under the provisions of the Economic Growth and Tax Relief Recovery Act of 2001 ("EGTRRA"). Under EGTRRA, participants who have attained at least age 50 during a calendar year are allowed to make additional before-tax contributions that are above the Plan's contribution limits for other participants and above limits on before-tax contributions under Section 402 (g) of the Code. Catch-up contributions are also excluded from the Plan's non-discrimination testing. The annual limit on catch up contributions was $1,000 for the 2002 plan year and will change from year to year as provided under Section 414 (v) of the Code. Catch-up contributions are not eligible for matching contributions.

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

Employer contributions that have been forfeited are restored to rehired employees who return to employment with Bank One within five years. After five years, the forfeited amounts are used to reduce Bank One's matching contributions to the Plan. In 2002, $2,041,946 was forfeited, and is included in Employer Contributions in the statement of changes in net assets.

Rollover Accounts

The Plan will accept qualifying rollover contributions made by participants in cash from qualified retirement plans maintained by other employers or qualified traditional individual retirement accounts (IRAs).

Investment Funds

The Plan provides for several investment options, including the Corporation's common stock. Participants may choose any one or more of the following investment alternatives:

One Group Diversified Equity Fund
This fund invests mainly in common stocks of overlooked or undervalued companies that have the potential for earnings growth over time, targeting both value and growth-oriented companies. Seeks long-term capital growth and growth in income with current income as a secondary goal.

One Group Bond Fund
This fund invests mainly in investment grade bonds and debt securities. Seeks to maximize total return.

One Group Investor Growth and Income Fund
This fund invests in a diversified group of One Group mutual funds that invest primarily in equity securities. Seeks long term capital appreciation and growth of income.

One Group Prime Money Market Fund
This fund invests exclusively in high-quality short-term money market instruments including, corporate notes, commercial paper, funding agreements, certificates of deposit, bank obligations and deposit notes. Seeks current income with liquidity and stability of principal.

One Group Investor Conservative Growth Fund
This fund seeks income and capital appreciation by investing primarily in a diversified group of One Group mutual funds invested in fixed income and equity securities.

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Investment Funds (Continued)

One Group Large Cap Growth Fund
This fund seeks long-term capital appreciation and growth of income by investing in equity securities of large, well-established companies.

One Group Mid Cap Value Fund
This fund seeks capital appreciation by investing in equity securities of companies with below average price-to-earnings and book-to-value ratios.

One Group Income Bond Fund
This fund seeks a high level of current income by investing in a diversified portfolio of high, medium, and low-grade debt securities with both short and long term maturities.

One Group Market Expansion Index Fund
This fund seeks to provide a return which substantially duplicates the price and yield performance of domestically traded common stocks in the small and mid-capitalization equity markets.

One Group Small Cap Growth Fund
This fund seeks long-term capital growth primarily by investing in a portfolio of equity securities of small-capitalization and emerging growth companies. The fund invests primarily in common stock, debt securities, preferred stocks, convertible securities, and warrants.

One Group Mid Cap Growth Fund
The fund seeks growth of capital and, secondarily, current income by investing in securities of mid-cap companies that have the potential to produce above average earnings growth per share over a one-to-three year period.

One Group Equity Index Fund
This fund seeks investment results that correspond to the aggregate price and dividend performance of securities in the Standard & Poor's 500 Composite Stock Price Index.

Putnam Asset Allocation Growth Fund
This fund seeks capital appreciation. The fund is designed for relatively aggressive investors who are willing to accept greater risk in exchange for a higher growth potential. Diversification is among different types of stocks, with some investments in bonds and money market instruments.

Putnam International Growth Fund
This fund seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Investment Funds (Continued)

Putnam Voyager Fund
This fund seeks capital appreciation by investing mainly in a combination of stocks of small companies expected to grow over time, as well as, stocks of larger, more established corporations.

Putnam Vista Fund
This fund seeks capital appreciation by investing mainly in a variety of stocks that have the potential for above-average growth, including those of widely traded larger companies; smaller, less well-known companies; and currently, mostly midsize firms. The Plan's participation in this fund was terminated on September 20, 2002.

Putnam Small Cap Value Fund
This fund invests primarily in common stocks of U.S companies with a focus on value stocks. Value stocks are those stocks which are believed to be undervalued by the marketplace.

Putnam Equity Income Fund
This fund invests mainly in common stocks of U.S companies with a focus on value stocks that offer potential for current income and may also offer the potential for capital growth.

Bank One Corporation Common Stock
This fund invests in common shares of the Corporation. Investment performance depends upon the performance of Corporation common stock. Shares may be purchased on the open market or from shares under the Plan which are available for sale.

Withdrawals

Withdrawals during employment from Before-tax Contribution accounts (excluding earnings) or Employer Matching Contribution accounts (including earnings) may only be made upon written request and approval by the Committee and must be at least $1,000.

Participants aged 59 ½ or above may withdraw up to 100% of their entire account in the Plan for any reason. If the participant has not attained age 59 ½, withdrawals may be approved by the Committee only if the participant can demonstrate to the satisfaction of the Committee that the withdrawal is necessary due to a "financial hardship" which cannot be financed by any other source. The determination of financial hardship will be made by the Committee in accordance with uniform and nondiscriminatory standards.

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Distribution After Termination of Employment

Upon termination of a participant's employment with an Employer for any reason, the participant (or, in the event of the participant's death, the participant's beneficiary) will be entitled to a distribution of the total vested value of the participant's account. A participant may elect to receive the distribution directly as a lump sum, in monthly installments from 3-15 years, or direct that the lump sum be transferred to an IRA account or another qualified retirement plan.

Participant Loans

Participants may request a loan from their accounts under the Plan in an amount not less than $1,000. The aggregate principal amount of all Plan loans outstanding to a participant may not exceed the lesser of $50,000 (reduced by the aggregate of principal payments made on any other Plan loans outstanding to the participant during the preceding twelve months) or 50% of the participant's eligible account balances in the Plan as of the valuation date preceding the date of the loan.

A Plan participant may have no more than two loans outstanding at any time. A general purpose loan may be made for a maximum of five years and a home purchase loan may be made for a maximum period of fifteen years. Home purchase loans must be evidenced by a promissory note signed by the participant and secured by one or more of the participant's eligible accounts under the Plan. The loan will bear interest at the rate of interest for a fixed rate 15-year mortgage announced by the Corporation (or one of its bank subsidiaries) from time to time.

Plan Termination

While the Corporation expects and intends to continue the Plan, it reserves the right to amend or terminate the Plan in any way at any time subject to Plan provisions and those set forth in ERISA. In the event of termination of the Plan, the rights of the employees in their account balances will become non-forfeitable.

Provisions of Employee Stock Ownership Plan

The Plan was amended effective July 1, 1996, to include the provisions of the Employee Stock Ownership Plan (ESOP), and further amended January 1, 2002 to comply with the ESOP provisions of the Economic Growth and Tax Relief Recovery Act of 2001 ("EGTRRA"). Under the ESOP provisions, dividends on Corporation common stock held in the Plan will be distributed to eligible participants whose accounts (or portions thereof) are invested in Corporation common stock, and who have affirmatively elected to receive such dividends in cash. Participants are permitted to change their election prospectively at any time. In 2001, participants who elected to reinvest such dividends in the Plan had their eligible pre-tax pay reduced by the amount equal to the dividend distribution.

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are maintained on an accrual basis of accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of those accounting policies of particular significance follows:

Cash and Cash Equivalents

Cash and Cash equivalents consist of highly liquid investments with an initial maturity of three months or less. Carrying amounts approximates fair value.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Valuation of Investments

The Plan's investments in stocks are valued at their quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair market value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by a letter dated February 25, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended to adopt certain corrective amendments required under the letter.

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE – 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses

Administrative expenses for record-keeping services as well as trustee services which include custodial, administrative and fiduciary services and professional fees, are absorbed by the Corporation.

Participants' Accounts

Each participant's account is credited with the participant's contribution, employer matching contribution and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Reclassification

Certain accounts in the 2001 financial statements have been reclassified for comparative purposes to conform with the presentation of the 2002 financial statements. These reclassifications have no effect on the net assets available for benefits as of December 31, 2001.

NOTE 3 – INVESTMENTS

On November 1, 1997, the Plan entered into an agreement with Putnam Fiduciary Trust Company whereby the Plan assets are invested in mutual funds and Corporation common stock.

During 2002 and 2001, the Plan's investments, including investments bought or sold, as well as held during the year, depreciated in fair value by $363,122,768 and $208,165,296 respectively, as follows:

	2002	2001
BANK ONE CORPORATION Common Stock	$(70,909,371)	$79,064,248
One Group Diversified Equity Fund	(24,012,073)	(12,862,373)
One Group Bond Fund	5,355,378	1,905,505
One Group Investor Growth & Income Fund	(17,104,023)	(8,536,927)
One Group Conservative Growth Fund	(1,865,214)	(909,808)
One Group Equity Index Fund	(53,899,094)	(33,087,796)
One Group Large-Cap Growth Fund	(45,872,557)	(42,612,225)
One Group Mid-Cap Value Fund	(322,311)	-
One Group Income Bond Fund	46,114	-
One Group Market Expansion Index Fund	(54,213)	-
One Group Small-Cap Growth Fund	(13,795)	-
One Group Mid-Cap Growth Fund	(29,357,167)	(13,760,281)

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 3 – INVESTMENTS (Continued)

	2002	2001
Putnam Assets Allocation Growth Fund	$(23,125,100)	$(20,028,465)
Putnam Small-Cap Value Fund	(260,812)	-
Putnam Equity Income Fund	3,323	-
Putnam International Growth Fund	(20,645,617)	(30,744,167)
Putnam Voyager Fund	(32,865,081)	(45,089,025)
Putnam Vista Fund	(48,045,322)	(81,289,722)
PNC Stock	(176,036)	(217,929)
Other	203	3,669
NET GAIN/(LOSS) IN FAIR VALUE	$(363,122,768)	$(208,165,296)

The fair value of the Plan's investments at December 31, 2002, which represent 5% or more of the Plan's net assets, are summarized as follows:

	Fair Value
BANK ONE CORPORATION Common Stock	$1,100,984,336
One Group Prime Money Market Fund	351,753,007
One Group Equity Index Fund	176,350,469
Putnam Voyager Fund	172,158,420
One Group Bond Fund	168,295,643

NOTE 4 – INVESTMENTS IN BANK ONE CORPORATION COMMON STOCK

The Plan holds as an investment 30,122,714 and 31,098,271 shares of common stock of Bank One Corporation as of December 31, 2002 and 2001, respectively. During 2002, there were 5,787,173 shares sold, 1,342,382 shares distributed to participants, and 6,153,998 shares purchased.

SUPPLEMENTAL SCHEDULES

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

FORM 5500 SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

EMPLOYER IDENTIFICATION NO. (EIN): 31-0738296, PLAN NO. 333

Shares, Units or Par Value			Cost	Fair Value
		MARKETABLE SECURITIES		
		Common Stock		
30,122,714	*	Bank One Corporation	$ 956,060,801	$ 1,100,984,336
11,587		PNC Bank Corporation	202,791	485,505
		Total Common Stock	956,263,592	1,101,469,841
		Registered Investment Companies		
351,753,007	*	One Group Prime Money Market Fund	351,753,007	351,753,007
7,593,604	*	One Group Diversified Equity Fund	101,213,002	70,316,775
15,120,902	*	One Group Bond Fund	159,451,201	168,295,643
9,500,437	*	One Group Investor Growth & Income Fund	118,835,919	93,199,282
3,350,710	*	One Group Conservative Growth Fund	35,814,191	33,205,538
8,773,655	*	One Group Equity Index Fund	268,439,223	176,350,469
9,946,021	*	One Group Large-Cap Growth Fund	229,492,391	111,196,513
671,148	*	One Group Mid-Cap Value Fund	8,568,645	8,288,678
721,224	*	One Group Income Bond Fund	5,692,071	5,733,729
556,655	*	One Group Market Expansion Index Fund	4,126,330	4,113,679
363,994	*	One Group Small-Cap Growth Fund	2,943,259	2,926,509
6,591,988	*	One Group Mid-Cap Growth Fund	154,260,247	110,745,403
13,616,378	*	Putnam Asset Allocation Growth Fund	161,197,630	108,522,535
5,913,009	*	Putnam International Growth Fund	120,543,907	97,682,914
13,192,216	*	Putnam Voyager Fund	250,775,395	172,158,420
498,303	*	Putnam Small-Cap Value Fund	5,845,988	5,595,939
435,737	*	Putnam Equity Income Fund	5,486,335	5,499,007
		Total Registered Investment Companies	1,984,438,741	1,525,584,040
		Loan Fund		
		Participant Loans (5.125 -6.625%)	110,114,482	110,114,482
		TOTAL INVESTMENTS	$ 3,050,816,815	$ 2,737,168,363

* Represents party-in-interest to the Plan.

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

FORM 5500 SCHEDULE H, ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

EMPLOYER IDENTIFICATION NO. (EIN): 31-0738296, PLAN NO. 333

ESCRIPTION OF SECURITY	PURCHASES		SELLING		EXPENSES INCURRED	COST OF ASSET	CURRENT VALUE	NET GAIN OR (LOSS)
	PRICE	# OF TRADES	PRICE	# OF TRADES				
ingle Transactions								
one								
eries of Transactions								
ne Group Prime Money Market Fund	$ 222,017,098	976	$ 213,592,241	825	$ -	$ 435,609,339	$ 435,609,339	$ -
utnam Voyager Fund	110,283,769	602	36,447,095	807	-	166,879,752	146,730,864	(20,148,888
utnam Vista Fund	16,144,588	354	121,950,044	578	-	263,702,700	138,094,632	(125,608,068
ank One Corporation Common Stock	232,862,302	824	275,392,823	1,251	-	454,383,817	508,255,125	53,871,308